GLOBAL COGENIX INDUSTRIAL CORPORATION
214 – 3540 West 41st Avenue
Vancouver, B.C. V6N 3E6

Phone: 604-682-2201
Fax: 604-682-0318



February 21, 2004

Mr. Paul Dudek
Chief, Office of International Finance
United States Securities and Exchange Commission
450 5th Street N.W. Mail Stop 3-2
Washington, D.C. 20549

Re: File #82-2990 Rule 12g3-2(b)

Dear Sirs,

We are filing the following documents of the Company.

- Quarterly financial statements including schedules A, B, and C for the quarters ended: July 31, 2004 and October 31, 2004.
- News Releases dated August 10, 2004, November 8, 2004, January 4, 2005 and February 7, 2005.

Please advise if you require further information.

Yours Truly,
Global Cogenix Industrial Corporation



per A.W. Lilly
President



Global Cogenix signs Letter of Intent to Develop a Windpower and Solar power Project in Hawaii

Vancouver, British Columbia August 10, 2004– Global Cogenix Industrial Corporation **(TSX.V: GGX)** is pleased to announce that it has signed a Letter of Intent agreement with Direct Energy Technologies, Inc. (Direct Energy) of Kingwood, Texas and Pacific Solar Energy of Honolulu, L.L.C. to develop and install a renewable energy wind/solar project on the Big Island of Hawaii.

Under the terms of this Letter of Intent, Global Cogenix Industrial Corporation (GCIC) will be the owner of the projects and will work jointly with Direct Energy and Pacific Solar to complete the installation. Direct Energy and Pacific Solar will provide turnkey, manufacturing and engineering services for the project. In addition, Direct Energy and Pacific Solar will provide and or obtain the project schedule, permitting, power purchase agreement and funding/grants for this renewable energy project.

The capacity of the project is 2 MW to 3 MW and the capital cost is estimated to be U.S.$6,800,000. Subsequent Energy grants are expected to materially reduce the capital cost and operating expenses.

It is anticipated that the power generated will be sold to a large industrial user.

Annual Cash flow before income taxes from this initial development is estimated to be U.S.$600,000 per annum.

The Company intends to work jointly with Direct Energy and Pacific Solar in the development of other sites for PV solar/wind projects already identified in Hawaii. These sites will now be evaluated for wind/solar power potential as a synergistic approach to renewable energy.

The Company is also pleased to announce that at the Annual General Meeting of the Shareholders held July 23, 2004, Mr. Bruce M. Sellars, P.Eng. M.B.A. and Mr. Thomas R. Pallone, C.A. were elected directors which increased the number of directors of the Company to 6.

About Direct Energy Technologies, Inc.

Direct Energy Technologies, Inc. is a renewable energy development corporation formed in 1998 to provide PV solar power to large customers with waste sites that require long-term renewable clean energy. The Company has developed a manufacturing partnership with a Chinese manufacturer to provide low cost PV solar products in an exclusive marketing agreement through 2007. Direct Energy has also developed a number of innovative technologies that provide alternative uses for inactive properties such as landfills, remediation sites and mining operations throughout the United States. The Company plans to be a provider of wind power to these PV solar customers. For further information on Direct Energy, its affiliated manufacturing company, Smart Direct Technologies Ltd., and its corporate strategies, please visit www.smartdirectsolar.com

About Pacific Solar Energy of Honolulu, L.L.C.

Pacific Solar Energy is currently owned by Pacific Waste Services Inc., (PWS) a full services contractor and consultant, specializing in solid waste management and environmental services. PWS operates and manages various businesses and is a licensed Class "A" General Engineering Contractor in California, Arizona, Nevada, Idaho and Hawaii.

About Global Cogenix Industrial Corporation

Global Cogenix Industrial Corporation is a power generation company incorporated in 1983 located in Vancouver, British Columbia, specializing in hydroelectric power generation. GCIC is a partner in a seven- megawatt hydroelectric generating plant at Boston Bar, British Columbia. Recently GCIC has diversified its plans to include wind power and solar power generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

Included in the above is forward – looking information that may cause actual results to differ from forecast.

Contact Information:

Arthur W. Lilly, President
Global Cogenix Industrial Corp.
214-3540 West 41st Ave.
Vancouver, B.C.
V6N 3E6
Tel: 604.682.2201
Fax: 604.682.0318

E-mail: info@globalcogenix.com
Website: www.globalcogenix.com

News Release

Global Cogenix signs Agreement to Develop Solar Power Projects

Vancouver, British Columbia November 8, 2004– Global Cogenix Industrial Corporation (TSX.V: GGX) is pleased to announce that it has signed an agreement with Direct Energy Technologies, Inc. (Direct Energy) of Kingwood, Texas to acquire and to develop 4.66 MW of solar energy. Consideration is 3,000,000 common shares of Global Cogenix, payable in stages as each power project is completed, subject to regulatory approval.

The agreement includes 4 sites in New Jersey, California and Hawaii that are prime markets for renewable energy development with their aggressive rebate structures and high peak power electricity rates.

It is projected that installation for these sites will be completed in stages from March 2005 - August 2005 whereupon the net cash flow (excluding capital cost rebates) will exceed U.S. $1.5 million per annum over the next 20 years. Global Cogenix will be the sole owner of these sites that are being acquired.

The target market is large – scale PV solar development situated on low – value real estate such as landfills or unused industrial acreage. The Company's emphasis is focused on lowest cost – effective price per watt for its customers without concern for esthetics, expensive installation methods or achieving the highest – efficiency per square meter. Global Cogenix avoids ultra – competitive solar markets like rooftop, residential and governmental research applications. In these times of greater international competition and higher energy prices, the Company's no – nonsense approach to lower costs appeals to industrial customers who have a sense of urgency about seeking long – term alternatives to higher operating costs for power.

About Direct Energy Technologies, Inc.

Direct Energy Technologies, Inc. is a renewable energy development corporation formed in 1998 to provide PV solar power to large customers with non-prime acreage that requires long-term renewable clean energy. The Company has developed manufacturing technology partnerships to provide substantial quantities of low-cost PV solar products. Direct Energy has also developed a number of innovative technologies that provide alternative uses for inactive properties such as landfills, remediation sites and mining operations throughout the United States. For further information on Direct Energy, its affiliated manufacturing company, Smart Direct Technologies Ltd., and its corporate strategies, please visit www.smartdirectsolar.com.

About Global Cogenix Industrial Corporation

Global Cogenix Industrial Corporation is a power generation company incorporated in 1983 located in Vancouver, British Columbia, specializing in hydroelectric power generation. GCIC is a partner in a seven-megawatt hydroelectric generating plant at Boston Bar, British Columbia. Recently GCIC has diversified its plans to include wind power and solar power generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at www.globalcogenix.com.

Included in the above is forward – looking information that may cause actual results to differ from forecast.

Contact Information:

Arthur W. Lilly, President
Global Cogenix Industrial Corporation

E-mail: info@globalcogenix.com
Website: www.globalcogenix.com

News Release

GLOBAL COGENIX ANNOUNCES SHARES ISSUED FOR DEBT

Vancouver, British Columbia January 4, 2005 – Global Cogenix Industrial Corporation **(TSX.V:GGX)** is pleased to announce that the TSX Venture Exchange has accepted the Company's agreements with two creditors to issue 452,000 shares at $0.10 per share to settle debts of $45,200.
The securities issued are subject to a hold period and may not be traded until May 1, 2005.

About Global Cogenix Industrial Corp.

Global Cogenix Industrial Corp. (GCIC) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation, GCIC operates as a partner in a 7 megawatt hydroelectric generating plant at Scuzzy Creek, British Columbia. GCIC has diversified its plans to include solar power and alternative energy generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

Arthur W. Lilly, President

GLOBAL COGENIX INDUSTRIAL CORPORATION (TSX.V.GGX)

News Release

GLOBAL COGENIX ANNOUNCES AGREEMENT WITH CIBA SPECIALTY CHEMICALS CORPORATION

Vancouver, British Columbia February 7, 2005 – Global Cogenix Industrial Corporation (TSX.V.GGX) is pleased to announce that it has signed an agreement with Ciba Specialty Chemicals Corporation (Ciba) to construct, own and operate a photovoltaic solar electric generating facility for on-site generation of electricity. The facility consists, among other things, of solar cells designed to generate up to 660 kilowatts direct current per hour on Ciba property at Oak Ridge Parkway, Toms River, New Jersey. The generating system will interconnect to the Ciba plant power system and through to the utility grid.

Solar Cogenix Inc., a New Jersey corporation (S.C.I.), which is a wholly-owned subsidiary of Global Cogenix Industrial Corporation (GCIC) will sell to Ciba the electricity produced by the Facility for a term of twenty years.

This will be the largest solar facility in New Jersey and will be Global Cogenix's business model for large solar facilities. Global Cogenix and its contractor, Direct Energy Technologies Inc., have targeted further industrial sites in New Jersey for the installation of utility connected solar electric generating facilities which are planned to follow the Ciba solar installation.

Advances in solar technologies are reducing the cost of solar power and we forecast a huge growth in this alternative energy business in which Global Cogenix is positioning itself to be a leader.

Installing solar projects at industrial sites has a number of advantages such as simpler and quicker permitting/approval process, simple interconnection with the industrial's electric system and being "inside the meter" which means that the power is being sold at retail rates instead of wholesale rates and is "load displacement" which is generated at time of peak energy demand.

The State of New Jersey has incentive programs for solar facilities which materially reduce the installation cost and also provide electricity production incentives such as the Solar Energy (S-REC) program which provides certain benefits for each MWh of electricity generated.

Permitting, financing and construction terms are close to being finalized and construction is planned to commence in early February.

About CIBA Specialty Chemicals Corporation (SWC:CIBN,NYSE:CBC)

Ciba Specialty Chemicals is a leading global company dedicated to producing high-value effects for its customers' products – adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products, among others. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2003, the Company generated sales of $4.9 billion and invested $207 million in R&D.

For further information on CIBA Specialty Chemicals Corporation please visit the Company's website at: www.cibasc.com

About Global Cogenix Industrial Corp.

Global Cogenix Industrial Corp. (GCIC) is a renewable power generation company located in Vancouver, British Columbia. GCIC is a partner in an operating 7-megawatt hydroelectric generating plant at Scuzzy Creek, British Columbia. GCIC has diversified its growth plans to include solar power, wind power and alternative energy generation projects. Its goal is to become a major provider of renewable electrical power using efficient, environmentally friendly systems.

The Company has two advanced run-of –river hydro electric projects (Log Creek and Kookipi Creek). Both projects are located about 150 miles from Vancouver, B.C. and are on adjacent rivers less than one mile apart and will share efficiencies of construction, maintenance, power connection and transmission to Boston Bar, B.C.

The combined size of the planned projects is over 40 MW. Both projects are in the final stages of Permitting and Licensing and will meet the green criteria for ECO-LOGO certification and will be eligible for "Green Credit" hydro electric revenues. The estimated capital cost of these two projects is approximately $60 million.

Each site has over 1000 feet of head. The projects are forecast to generate over 150 gigawatt hours of electrical energy per year.

The Company intends to Tender these projects to the next Request for Proposal to sell power to B.C. Hydro which is expected to be called by June 2005.

The Company is also actively developing a number of other renewable energy projects in Canada and the United States.

Included in the above is forward-looking information that may cause actual results to differ from forecast.

For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

Arthur W. Lilly, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of, the contents of this press release.



British Columbia
SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GLOBAL COGENIX INDUSTRIAL CORPORATION	2003/07/31	2003/09/22

ISSUER'S ADDRESS
#214 – 3540 West 41st Avenue

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6N 3E6	604 682 0318	604 682 2201

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
A.W. Lilly	President	604 682 2201

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@globalcogenix.com	Globalcogenix.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"A.W. Lilly"	Arthur W. Lilly	2003/09/22

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"John B. Ross"	John B. Ross	2003/09/22

(Electronic signatures should be entered in "quotations".)

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

For the Six Months Ended July 31, 2003 and 2002

(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

As at July 31, 2003 (unaudited) and January 31, 2003

	July 31 2003 $	January 31 2003 $
ASSETS		
Current Assets		
Cash	622	22,760
Accounts Receivable	3,153	2,769
Other	160	-
	3,935	25,529
Boston Bar Limited partnership	2,131,473	2,094,349
Hydroelectric projects	112,500	112,500
	2,247,908	2,232,378
LIABILITIES		
Current Liabilities		
Accounts payable and accrued	81,472	32,603
Current portion of long term debt	112,703	112,703
Note Payable	50,000	-
	244,175	145,306
Long Term Debt	2,539,705	2,593,735
	2,783,880	2,739,041
Share Capital and Deficit		
Share Capital	7,663,900	7,663,900
Deficit	(8,199,872)	(8,170,563)
	(535,972)	506,663)
	2,247,908	2,232,378

Approved by Directors:

"A.W. Lilly" "J.B. Ross"

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(Unaudited)

	Three Months Ended July 31		Six Months Ended July 31	
	2004	2003	2004	2003
Revenue				
Partnership Income	$ 129,578	$ 184,725	$ 165,970	$ 228,368
Bid tendering fees	-	-	-	39,000
Communications - shareholders	537	2,088	1,115	2,088
Interest on long term debt	63,838	68,607	127,676	137,214
Professional fees	5,866	12,722	19,495	12,722
Management, consulting fees	15,000	15,000	30,000	30,000
Office and administration	5,526	4,465	9,099	8,224
Project investigation costs	15,650	6,868	53,154	19,982
Promotion	147	134	229	192
Travel	1,332	1,069	2,326	2,087
Transfer and filing fees	10,454	3,998	14,689	7,168
	118,350	114,975	257,781	245,677
Net Income (Loss) for the six moths	11,228	69,750	(91,811)	(29,309)
Deficit – Beginning	$(8,542,774)	$(8,269,622)	$(8,439,734)	$(8,170,563
Deficit – Ending	$(8,531,545)	$(8,199,872)	$(8,531,545)	$(8,199,872)
Net Profit (loss) per Share Basic and diluted	$0.005	$ 0.005	$0.005	$(0.002)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

	Three Months Ended July 31 2004	Three Months Ended July 31 2003	Six Months Ended July 31 2004	Six Months Ended July 31 2003
Cash Provided by (Used In):				
Operating Activities				
Net Profit (loss) for the period	$	$ 69,750	$ ( )	$ (29,309)
Items not affecting cash				
Share of income from limited partnership	( )	(184,725)	( )	(228,368)
Changes in other non-cash operating items		41,979		48,325
		(72,996)	( )	(209,352)
Financing Activities				
Proceeds demand loan		-		50,000
Repayment of long term debt	( )	(27,015)	( )	(54,030)
	( )	(27,015)	( )	(4,030)
Investing Activities				
Limited Partnership Drawings		95,622		191,244
Change in cash during the period	( )	(4,389)	( )	(22,138)
Cash Resources – beginning		5,011		22,760
Cash Resources - ending	$	$ 622		$ 622

Notes to the Consolidated statements

Note 1 Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2003. These financial statements follow the same accounting policies and methods as the most recent annual financial statements.

Historically, the first six months of the Corporation's fiscal year are more active months and therefore the results of the operations for the six months ended July 31, 2003 are not necessarily indicative of results to be expected for the entire year ending January 31, 2004.

Note 2 Options and Warrants

As at July 31, 2003 there were 1,450,000 Stock Options and 361,866 share purchase warrants outstanding.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GLOBAL COGENIX INDUSTRIAL CORPORATION	2004/07/31	2004/09/16

ISSUER'S ADDRESS

#214 – 3540 West 41st Avenue

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6N 3E6	604 682 0318	604 682 2201

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
A.W. Lilly	President	604 682 2201

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
awlilly@telus.net	Globalcogenix.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"A.W. Lilly"	Arthur W. Lilly	2004/09/20

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"John B. Ross"	John B. Ross	2004/09/20

(Electronic signatures should be entered in "quotations".)

SCHEDULE B: Supplementary Information

Item 1. For the current quarter under review:

Related party expenditures (paid or payable) consist of:
Consulting fees to a company controlled by a director $15,000 and consulting fees of $12,000 to a director. Amounts due to related parties amount to $35,038 as at July 31, 2004.

Item 2. For the quarter under review:

a. Summary of the securities issued during the quarter:
1,126,750 common shares at $0.10 per share

b. Summary options granted during the quarter:
Nil.

c. Summary of warrants granted during the quarter:
Nil

Item 3. At the end of the quarter July 31, 2004

a. Authorized share capital 100,000,000 common shares of no par value
Issued and outstanding 20,149,643 shares

b. Outstanding options – 1,073,000 at $0.10 per share to July 25, 2006
Outstanding warrants – 361,866 half warrants at $0.10 per share to January 15, 2005 and 2,000,000 full warrants @ $0.18 per share to October 15, 2005.

c. Listing of directors:

Arthur W. Lilly, C.A.
Robert Hughes
Arthur Willson Lilly Jr.
Thomas R. Pallone, C.A.
John B. Ross, M.B.A.
Bruce M. Sellars, P. Eng.

Item 4. Subsequent Events:

a. Securities issued:
15,000 common shares issued for cash at $0.10 per share.

b. Options granted:
817,000 at $0.10 per share to August 6, 2006

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS



ISSUER DETAILS

NAME OF ISSUER:	GLOBAL COGENIX INDUSTRIAL CORPORATION
ISSUER ADDRESS:	#214 – 3540 West 41st Avenue Vancouver, B.C. V6N 3E6
ISSUER TELEPHONE NUMBER:	(604) 682-2201
ISSUER FACSIMILE NUMBER:	(604) 682-0318
CONTACT NAME AND POSITION:	Arthur W. Lilly, CEO
CONTACT TELEPHONE NUMBER:	(604) 682-2201
CONTACT EMAIL ADDRESS:	awlilly@telus.net
WEB SITE ADDRESS:	www.globalcogenix.com
FOR THE QUARTER ENDED:	October 31, 2004
DATE OF REPORT:	December 17, 2004

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Arthur W. Lilly"	Arthur W. Lilly	04/12/17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

"John B. Ross"	John B. Ross	04/12/17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

GLOBAL COGENIX INDUSTRIAL CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the Period Ended October 31, 2004

Item 1.1 Date

The date of this filing is 17 December 2004, for the quarter ended 31 October 2004.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) on June 10, 1983.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses for the year to date of $211,574 (2003 - $96,258) which include a net profit of $11,228 for the current period.

The Company is primarily engaged in the part ownership of the Boston Bar Hydroelectric plant, development of run of river hydroelectric projects near Boston Bar, British Columbia and the development of solar projects in the United States.

The Company is negotiating a 20 year power sales agreement with a major U.S. Chemical company to install and operate a 660 Kwh facility of Solar Power in New Jersey. The electricity rates to be received from the company and available State Power Incentives for solar generation provide extraordinary returns for solar facilities.

The Company plans to have the facility installed and to generate electricity by the spring of 2005 whereupon it is anticipated further, larger facilities will be installed and be in operation by the end of 2005.

The Company estimates that the cash flow from these projects will exceed current cash flow from the Company's interest in the Boston Bar hydroelectric facility.

For the nine months ended October 31, 2004

Item 1.3 Selected INTERIM Information

	October 31, 2004 $	October 31, 2003 $
Net Partnership Income	158,870	216,028
Net Income (loss) for the period	(211,574)	(96,258)
Basic Earnings (loss) per share	(0.001)	(0.006)
Total Assets (1)	1,918,448	2,011,241
Total long-term financial liabilities (2)	2,419,579	2,509,519

(1) The investment in the Boston Bar, B.C. run of river hydroelectric plant is carried under the equity basis in the accounts.

Notwithstanding that the net investment is shown at October 31, 2004 as $1,854,765 while the original cost was in excess of $3,000,000, it is management's opinion that the fair market value of the 25% of the investment in the partnership is currently in excess of original cost.

The investment is periodically reduced on the Company's balance sheet through depreciation, interest and cash drawings.

(2) The long-term debt is paid by the Boston Bar hydroelectric plant which services the principal and interest payments. The power sales agreement and the mortgage payable both mature in 2014.

Item 1.4 Results of Operations

Quarter Ended October 31, 2004

The loss from the company's interest in the power plant was $7,100 for the quarter (2003 $(12,340) while interest, project development expenses and administrative expenses of the Company of $112,663 resulted in a loss of $119,763 for the quarter (2003 $(96,258).

The quarterly 2004 results included interest costs of $63,838 compared to $68,607 for 2003. Project development cost for current quarter were $24,421 and $77,575 for the nine months to date.

Item 1.5 Summary of Quarterly Results

	Three Month Period October 31 2004 $	Three Month Period July 31 2004 $	Three Month Period April 30 2004 $	Three Month Period Jan. 31 2004 $	Three Month Period Oct. 31 2003 $	Three Month Period July 31 2003 $	Three Month Period April 30 2003 $	Three Month Period Jan. 31 2003 $
Net Income (loss) for the Period	(119,763)	11,228	(103,040)	(171,683)	(66,949)	69,750	(99,059)	(37,579)
Basic earnings (loss) per share	(0.006)	0.005	(0.005)	(0.01)	(0.004)	0.005	(0.005)	(0.002)

Due to net losses incurred during 2003 and 2004 and the average stock price being below the strike price, stock options and share purchase warrants outstanding, the computation of diluted loss per share is not included since the inclusion of such securities would be antidilutive.

Item 1.6 Liquidity

The Company had a working capital deficiency at October 31, 2004 of $170,457, including the $118,000 current amount due on the Boston Bar hydroelectric plant, compared to $147,135 as of October 31, 2003.

The long term debt on the power plant included in current liabilities of $118,000 is paid by the Boston Bar Limited Partnership as is the $2,301,579 shown as long term debt.

The Company's working capital is not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the project development. The Company actively seeks additional financing in order to continue the development phases of the various projects.

Item 1.7 Capital Resources

The Company does not have any capital cost agreements or commitments but has entered into a Memorandum of Understanding subject to financing with two development groups to provide up to U.S.$350,000 to develop windpower and solar power projects in the United States.

The Company has also entered into a Memorandum of Understanding with a major construction company whom is providing funds used for environmental issues regarding the completion of studies on Log Creek and Kookipi Creek run of river hydroelectric projects in contemplation of a B.C. Hydro Request For Proposal expected early in 2005.

Item 1.8 Related Party Transactions

During the three months to October 31, 2004, the Company incurred $15,000 (2003 - $15,000) in remuneration to a company controlled by the President of the Company and $12,000 to a director for consulting services.

Item 1.9 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating amortization. Actual results could differ from these estimates and the differences could be material.

Item 1.10 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due to related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Incentive Stock Options
The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services. The Board of Directors of the Company determines the exercise price. Options have a maximum term of two years and terminate 30 days after the termination of employment or other contracting arrangement of the option holder. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at October 31, 2004:

Number of Shares	Type of Option	Date Fully Vested	Exercise Price per Share	Expiry Date
160,000	Non Vesting	-	$0.10	Jan 25, 2005
150,000	Vesting	April 15, 2005	0.10	Feb 6, 2005
200,000	Non Vesting	-	0.12	Apr 20, 2005
100,000	"	-	0.10	Apr 30, 2006
413,000	"	-	0.10	Jul 25, 2006
817,000	"	-	0.10	Aug 30, 2006
1,840,000				

The weighted average exercise price for options outstanding at October 31, 2004 is $0.10 . 25,000 options were exercised during the October 31, 2004 quarter.

Share Purchase Warrants
The following share purchase warrants to purchase shares of the Company are outstanding at October 31, 2004:

Number Of Shares	Price per share	Expiry Date
361,866	$0.10	Jan. 15, 2005
2,000,000	0.18	Oct. 30, 2005
181,875	0.35	April 29, 2005
2,543,741		

1.10 Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com

GLOBAL COGENIX INDUSTRIAL CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the Period Ended October 31, 2004

Outstanding Share Data

Class and Series of Security	Number	Expiry Date	
Common shares	20,174,643		
Warrants Full	361,866	15 Jan 2005	Two warrants required for one share at $0.10 per share
Warrants – Full	2,000,000	15 Oct 2005	Exercisable for 1 common share at $0.18 per share
Warrants – (1/2)	363,750	29 April 2005	Two warrants exercisable for one common share at $0.35 per share
Incentive Stock Options	1,865,000	30 Aug 2006	Exercisable for 1 common share at $0.10 per share
Total common shares issuable upon exercise	4,413,741		

1.11 October 31, 2004 Interim MD&A

Global Cogenix Industrial Corporation, (the "Company") is in the hydroelectric generation business through a 25% Joint Venture interest in a 7 MW hydroelectric plant near Boston Bar, B.C.

The Company through a wholly owned subsidiary is in the development stage for Solar Power projects in New Jersey, U.S.A. A New Jersey subsidiary, Solar Cogenix Inc. has been incorporated for this purpose.

The Company's operating results for the three months ended October 31, 2004 was a loss of $119,763 compared to a loss of $69,750 for the similar three months of 2003. The 2003 results included a non-recurring gain of $90,500.

The operations for the period included the results of the Boston Bar Generating Station for July, August and September, 2004 whose revenue amounted to 54% of target revenue for the quarter due to low water levels in July and August 2004. The nine month year to date actual results are 87.4% of target revenue.

The Company has renewed a Memorandum of Agreement to develop and finance the Log Creek and Kookipi Creek run of river projects with an international construction company, which is involved in the hydroelectric industry in British Columbia. The arrangements will include a complete design, build and turnkey construction agreement after a power sales agreement is obtained.

It is anticipated that B.C. Hydro will announce a Request for Proposal for electric power in the spring of 2005.

In the interval, the Company is continuing hydrology and other environmental studies in order to complete the Provincial B.C. Land and Water requirements to construct the two power plants.

The Company has now entered into Windpower and Solarpower generation through construction of a Windpower/Solarpower demonstration project at Paso Robles, California. The project was completed in August 2004 and electric generation will commence upon the installation of the meter by Pacific Gas and Electric.

Numerous solarpower projects are being investigated in various communities in the United States and it is anticipated that substantial solarpower projects will soon be under development. The Company has retained specialists in order to accelerate these Green Power electric generation projects.

Submitted on behalf of the Board of Directors.
Global Cogenix Industrial Corporation

"A.W. Lilly"

Arthur W. Lilly
President

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

GLOBAL COGENIX INDUSTRIAL CORPORATION

Vancouver, B.C.

CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months ended October 31, 2004

(unaudited)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEET

As at October 31, 2004 (unaudited) and January 31, 2004

	October 31 2004 $	January 31 2004 $
Assets		
Current		
Cash	5,841	18,285
Receivables	44,813	4,025
Other	1,447	-
	52,101	22,310
Hydroelectric Projects	112,500	112,500
Boston Bar Limited Partnership	1,753,847	1,876,431
	$1,918,448	2,011,241
Liabilities		
Current		
Payables and accruals	21,843	40,881
Due to related parties	82,985	41,675
Current portion of long term debt	118,000	118,439
	222,828	200,995
Long term debt	2,301,579	2,391,080
	2,524,407	2,592,075
Share Capital and Deficit		
Share capital (Note 2)	8,045,349	7,858,900
Deficit	(8,651,308)	(8,439,734)
	(605,959)	(580,834)
	1,918,448	2,011,241

Approved by Directors:

"A. W. Lilly" "John B. Ross"

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

For the nine months ended October 31, 2004 and 2003

	Three Months Ended October 31		Nine Months Ended October 31	
	2004	2003	2004	2003
	$	$	$	$
Revenue				
Partnership income	(7,100)	(12,340)	158,870	216,028
Expenses				
B.C. Hydro bid tendering fees	-	-	-	39,000
Communications	605	772	1,720	1,613
Foreign currency exchange	901	-	901	-
Interest on long term debt	63,838	71,110	191,514	208,324
Professional fees	-	15,423	19,495	28,145
Management, consulting fees	15,000	15,000	45,000	45,000
Office and administration	5,122	2,793	14,219	10,176
Project investigation costs	24,421	32,102	77,575	51,085
Promotion	993	574	1,221	766
Regululatory fees, transfer fees and annual meeting costs	(280)	4,236	14,410	13,491
Travel	2,063	3,099	4,389	5,186
	112,663	145,109	370,444	402,786
Other Income	-	90,500	-	90,500
Net Income for the nine months	(119,763)	(66,949)	(211,574)	(96,258)
Deficit - Beginning	(8,531,545)	(8,199,872)	(8,439,734)	(8,170,563)
Deficit – Ending	(8,651,308)	(8,266,821)	(8,651,308)	(8,266,821)
Net loss per share				
Basic and diluted	(0.006)	(0.004)	(0.001)	(0.006)

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine months ended October 31, 2004

	Three Months Ended October 31		Nine Months Ended October 31	
	2004	2003	2004	2003
	$	$	$	$
Cash provided by (used in):				
Operating activities				
Net Profit (loss) for the period	(119,763)	(66,949)	(211,574)	(96,258)
Items not affecting cash				
Share of income from limited partnership	7,100	12,340	(158,870)	(216,028)
Changes in other non-cash operating items	11,838	(85,103	(21,964)	(36,778)
	(100,825)	(139,712)	(392,408)	(349,064)
Financing activities				
Issuance of Share capital	2,500	195,000	188,450	195,000
Repayment of long term debt	(29,980)	(26,604)	(89,940)	(80,634)
Repayment of Loan	-	(50,000)	-	-
	(27,480)	118,396	98,510	114,366
Investing activities				
Limited partnership drawings	93,818	96,068	281,454	287,312
Change in cash during the period	(34,487)	74,752	(12,444)	(22,138)
Cash, beginning of the period	40,328	622	18,285	22,760
Cash, end of period	5,841	75,371	5,841	75,374

Note 1 Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2004. These financial statements follow the same accounting policies and methods as the most recent annual financial statements.

Historically, the first six months operating results are not necessarily indicative of results to be expected for the entire year ending January 31, 2005.

Note 2 *Options and Warrants*

As at October 31, 2004 there were 1,865,000 Stock Options and 2,543,741 share purchase warrants outstanding.

Note 3 Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended October 31, 2004.

Note 4 Subsequent Events

The Company has incorporated a New Jersey company, Solar Cogenix Inc. as a wholly owned subsidiary to develop and to operate a solar facility to generate and to sell electricity.

Global Cogenix Industrial Corporation

Share Purchase Warrants Outstanding as of January 31, 2

NAME	EXPIRY DATE	NUMBER	PRICE PER SHARE
Terrence King Law Corp.	Apr.29/05	43,750	$0.35 (half wt.)
Robert Holmes Law Corp.	Apr. 29/05	160,000	$0.35 (half wt.)
Direct Energy Technologies	Apr. 29/05	160,000	$0.35 (half wt.)
Palo Verde	Oct. 25/05	162,500	$0.18
Rosstree Capital	Oct. 25/05	200,000	$0.18
Utica Resources Ltd.	Oct. 25/05	187,500	$0.18
Tiger Capital Corp.	Oct. 31/05	100,000	$0.18
Edward Heinrick	Oct. 30/05	500,000	$0.18
243543 B.C. Ltd.	Oct. 30/05	100,000	$0.18
John B. Ross	Oct. 30/05	200,000	$0.18
John B. Ross(Raymond James In Trust,	Oct.30/05)	200,000	$0.18
Allison Ross	Oct. 30/05	100,000	$0.18
John Ross Jr.	Oct. 30/05	50,000	$0.18
Dr. Peggy Ross	Oct. 30/05	100,000	$0.18
Scott Ross	Oct. 30/05	100,000	$0.18
MEYSCAPE INVESTMENT CORP	OCT 30/05	375000	$0.18
TOTAL		2,363,750	

October 30/05 @ $0.18/share	2,000.000	
April 29/05 @ $0.35/share	363,750	half warrants
TOTAL	2,363,750	
Less ½ warrants	181,750	
NET TOTAL	2,182,000	

april 29/05 363,750 ½ warrants = 181,750
Oct 30/05 2,000,000 wts 2,000,000
2,181,750